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                                                               Page 1 of 9 Pages

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)*

                                  Applix, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    038316105
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Bradley D. Fire
                             10512 S. Highland Lane
                                Olathe, KS 66061
                                 (913) 780-1020
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                  (Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Comments)

                                February 27, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

---------------
* The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 038316105                                           Page 2 of 9 Pages

1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Bradley D. Fire
-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a)[ ]
                                                                (b)[ ]
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3.    SEC USE ONLY
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4.    SOURCE OF FUNDS

      PF
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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM
      2(d) or 2(e)                                                          [ ]
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6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
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  NUMBER OF      7.       SOLE VOTING POWER
    SHARES                1,866,058
 BENEFICIALLY    ---------------------------------------------------
 OWNED BY EACH   8.       SHARED VOTING POWER
   REPORTING              1,866,058
  PERSON WITH    ---------------------------------------------------
                 9.       SOLE DISPOSITIVE POWER
                          1,866,058
                 ---------------------------------------------------
                 10.      SHARED DISPOSITIVE POWER
                          1,866,058
-------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,866,058
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
      Not applicable
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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      13.9%
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14.   TYPE OF REPORTING PERSON
      IN
-------------------------------------------------------------------------------

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CUSIP No. 038316105                                           Page 3 of 9 Pages

1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Dawn Fire
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a)[ ]
                                                                (b)[ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY
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4.    SOURCE OF FUNDS

      PF
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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                     [ ]
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6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
--------------------------------------------------------------------------------
                         7.      SOLE VOTING POWER
     NUMBER OF                   1,866,058
      SHARES            --------------------------------------------------------
    BENEFICIALLY         8.      SHARED VOTING POWER
   OWNED BY EACH                 1,866,058
     REPORTING           -------------------------------------------------------
     PERSON WITH          9.     SOLE DISPOSITIVE POWER
                                 1,866,058
                         -------------------------------------------------------
                         10.     SHARED DISPOSITIVE POWER
                                 1,866,058
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,866,058
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] Not Applicable
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.9%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

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CUSIP No. 038316105                                           Page 4 of 9 Pages

     This Amendment No. 1 to Schedule 13D ("Amendment No. 1") is being filed by Bradley D. Fire and Dawn Fire (the "Reporting Parties") to amend the information contained in the Schedule 13D originally filed with the Securities and Exchange Commission on December 3, 2002 by Bradley D. Fire. This Amendment No. 1 provides information regarding purchases of Common Stock, $0.0025 par value per share (the "Common Stock") of Applix, Inc., a Massachusetts corporation (the "Company") since December 3, 2002 and also adds Dawn Fire as a reporting party.

ITEM 1.   SECURITY AND ISSUER.

     Item 1 is amended and restated as follows:

     This Amendment No. 1 is being filed on behalf of the Reporting Parties. Bradley D. Fire is a director of the Company, and Dawn Fire is the spouse of Bradley D. Fire.

     This Schedule 13D relates to the Common Stock of the Company. The address of the principal executive office of the Company is 289 Turnpike Road, Westborough, MA 01581.

ITEM 2.   IDENTITY AND BACKGROUND.

     Item 2 is amended and restated as follows:

     (a) This statement is being filed by the Reporting Parties: Bradley D. Fire and Dawn Fire.

     (b) The address of the Reporting Parties is 10512 S. Highland Lane, Olathe, KS 66061.

     (c) Bradley D. Fire's and Dawn Fire's principal occupations are running a horse stable. The principal business address of Bradley D. Fire and Dawn Fire is Peeper Ranch, 9100 Cedar Niles Rd., Lenexa, KS 66061.

     (d) None of the Reporting Parties has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Parties has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  The Reporting Parties are citizens of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is amended and restated as follows:

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CUSIP No. 038316105                                           Page 5 of 9 Pages

     The Reporting Parties used personal funds to acquire shares of Common
Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

     Item 4 is amended and restated as follows:

     The Reporting Parties acquire shares of Common Stock for investment purposes.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is amended and restated as follows:

     (a) Bradley D. Fire beneficially owns 1,866,058 shares of Common Stock. These shares represent approximately 13.9% of the Common Stock outstanding, based on 13,392,418 shares of Common Stock outstanding as of March 4, 2004. Bradley D. Fire shares the sole power to dispose of or vote these shares of Common Stock with his spouse, Dawn Fire.

          Dawn Fire beneficially owns 1,866,058 shares of Common Stock. These shares represent approximately 13.9% of the Common Stock outstanding, based on 13,392,418 shares of Common Stock outstanding as of March 4, 2004. Dawn Fire shares the sole power to dispose of or vote these shares of Common Stock with her spouse, Bradley D. Fire.

          The Reporting Parties hold all of the 1,866,058 shares of Common Stock in a joint brokerage account. The Reporting Parties have also executed mutual general powers of attorney, granting each party the right to act on the behalf of the other. Therefore, each of the Reporting Parties could be deemed to have sole power to dispose of or vote all of the shares of Common Stock held in the joint brokerage account pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

     (b)  Number of shares as to which each of the Reporting Parties has:

          Sole power to vote or to direct the vote of shares of Common Stock:

          Bradley D. Fire:                   1,866,058
          Dawn Fire:                         1,866,058

          Shared power to vote or to direct the vote of shares of Common Stock:

          Bradley D. Fire:                   1,866,058
          Dawn Fire:                         1,866,058

          Sole power to dispose of or direct the disposition of shares of Common
          Stock:

          Bradley D. Fire:                   1,866,058
          Dawn Fire:                         1,866,058
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CUSIP No. 038316105                                           Page 6 of 9 Pages

          Shared power to dispose or to direct the disposition of shares of Common Stock:

          Bradley D. Fire:                   1,866,058
          Dawn Fire:                         1,866,058

     (c) Except as described below, none of the Reporting Parties has effected any transactions in the Common Stock during since December 3, 2002, the date of the most recent Schedule 13D filing:

          (i) On May 16, 2003, the Reporting Parties purchased 5,000 shares of Common Stock at $1.70 per share on The NASDAQ National Market.

          (ii) On May 19, 2003, the Reporting Parties purchased 5,000 shares of Common Stock at $1.70 per share on The NASDAQ National Market.

          (iii) On May 20, 2003, the Reporting Parties purchased 3,300 shares of Common Stock at $1.68 per share on The NASDAQ National Market.

          (iii) On May 21, 2003, the Reporting Parties purchased 3,100 shares of Common Stock at $1.76 per share on The NASDAQ National Market.

          (iv) On June 12, 2003, Bradley D. Fire received 3,695 shares of Common Stock pursuant to the Company's 2003 Director Equity Plan. Because Dawn Fire has the power to dispose of or vote these shares of Common Stock, beneficial ownership of these shares of Common Stock is attributed to her.

          (v) On January 1, 2004, Bradley D. Fire received 2,137 shares of Common Stock pursuant to the Company's 2003 Director Equity Plan. Because Dawn Fire has the power to dispose of or vote these shares of Common Stock, beneficial ownership of these shares of Common Stock is attributed to her.

          (vi) On February 27, 2004, Bradley D. Fire purchased 328,947 shares of Common Stock at $4.56 per share from the Company. Because Dawn Fire has the power to dispose of or vote these shares of Common Stock, beneficial ownership of these shares of Common Stock is attributed to her.

     (d) The Reporting Parties do not know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported in this Amendment No. 1 as beneficially owned by the Reporting Parties.

     (e)  N/A

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
         RESPECT TO SECURITIES OF THE ISSUER.
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CUSIP No. 038316105                                           Page 7 of 9 Pages

     Item 6 is amended and restated as follows:

     The Reporting Parties are parties to the following contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company:

     (a) Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Parties have entered into an agreement, attached hereto, with respect to the joint filing of this Schedule 13D. This joint filing agreement is attached as Exhibit 1 hereto.

     Except as described this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 is amended and restated as follows:

     Exhibit 1. Joint Filing Agreement, dated as of March 5, 2004, by and among the Reporting Parties.

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CUSIP No. 038316105                                           Page 8 of 9 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Executed as a sealed instrument this 5th day of March, 2004


                                             /s/ Bradley D. Fire
                                             -------------------------------
                                             Bradley D. Fire


                                             /s/ Dawn Fire
                                             -------------------------------
                                             Dawn Fire

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CUSIP No. 038316105                                           Page 9 of 9 Pages

                                  Exhibit Index

Exhibit 1. Joint Filing Agreement, dated as of March 5, 2004, by and between Bradley D. Fire and Dawn Fire.